1

INTERIM REPORT

For the three months ended
March 31, 2009

CONSOLIDATED BALANCE SHEETS
as at March 31, 2009 and December 31, 2008
(unaudited – US$ millions)

	2009	2008
	audited
Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $31.1; 2008 – $19.7)	861.6	1,564.2
Accounts receivable and other	1,762.3	1,688.7
Recoverable from reinsurers (including recoverables on paid losses – $278.5; 2008 – $298.9)	4,146.5	4,234.2
	6,770.4	7,487.1
Portfolio investments Subsidiary cash and short term investments (cost $3,586.6; 2008 – $5,492.3)	3,594.4	5,508.5
Bonds (cost $9,160.8; 2008 – $8,302.1)	9,249.8	8,425.8
Preferred stocks (cost $85.9; 2008 – $41.2)	82.9	38.2
Common stocks (cost $4,131.8; 2008- $3,964.1)	3,605.7	3,816.9
Investments, at equity (fair value $655.2; 2008 – $575.3)	377.6	219.3
Derivatives and other invested assets (cost $109.9; 2008 – $157.3)	244.3	398.0
Assets pledged for short sale and derivative obligations (cost nil; 2008 – $8.3)	–	8.3
	17,154.7	18,415.0
Deferred premium acquisition costs	333.7	321.9
Future income taxes	881.7	699.4
Premises and equipment	137.6	133.1
Goodwill and intangible assets	286.0	123.2
Other assets	122.2	125.7
	25,686.3	27,305.4
Liabilities Subsidiary indebtedness	16.5	21.1
Accounts payable and accrued liabilities	1,132.0	1,326.5
Income taxes payable	119.0	656.3
Short sale and derivative obligations (including at the holding company – $75.2; 2008 – $9.2)	88.6	29.4
Funds withheld payable to reinsurers	368.4	355.1
	1,724.5	2,388.4
Provision for claims	14,604.4	14,728.4
Unearned premiums	1,931.0	1,890.6
Long term debt – holding company borrowings	857.6	869.6
Long term debt – subsidiary company borrowings	889.1	889.1
Other long term obligations – holding company	186.3	187.7
	18,468.4	18,565.4
Non-controlling interests	935.2	1,382.8
Contingencies (note 9) Shareholders’ Equity Common stock	2,123.6	2,124.9
Treasury stock, at cost	(22.7)	(22.7)
Preferred stock	102.5	102.5
Retained earnings	2,668.1	2,871.9
Accumulated other comprehensive loss	(313.3)	(107.8)
	4,558.2	4,968.8
	25,686.3	27,305.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2009 and 2008
(unaudited – US$ millions except per share amounts)

	2009	2008
Revenue Gross premiums written	1,347.5	1,220.1
Net premiums written	1,116.0	1,064.0
Net premiums earned	1,120.5	1,117.9
Interest and dividends	171.1	180.1
Net gains (losses) on investments(1)	(153.0)	1,072.5
Other revenue	140.8	—
	1,279.4	2,370.5
Expenses Losses on claims(1)	800.9	789.6
Operating expenses(1)	203.5	206.3
Commissions, net	171.8	181.9
Interest expense	38.6	41.2
Other expenses	135.1	—
	1,349.9	1,219.0
Earnings (loss) from operations before income taxes	(70.5)	1,151.5
Recovery of (provision for) income taxes	30.9	(380.1)
Net earnings (loss) before non-controlling interests	(39.6)	771.4
Non-controlling interests	(20.8)	(139.6)
Net earnings (loss)	(60.4)	631.8
Net earnings (loss) per share	$(3.55)	$34.72
Net earnings (loss) per diluted share	$(3.55)	$33.78
Cash dividends paid per share	$8.00	$5.00
Shares outstanding (000) (weighted average)	17,484	18,107

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2009 and 2008
(unaudited – US$ millions)

	2009	2008
Net earnings (loss)	(60.4)	631.8
Other comprehensive income (loss), net of income taxes Change in net unrealized gains and losses on available for sale securities(2)	(379.2)	(37.4)
Reclassification of net realized (gains) losses to earnings(3)	166.5	(4.1)
Change in unrealized foreign currency translation gains and losses(4)	(22.4)	(46.0)
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(0.2)	—
Other comprehensive income (loss)	(235.3)	(87.5)
Comprehensive income (loss)	(295.7)	544.3

(1)	Reflects certain reclassifications of foreign exchange in the first quarter of 2008 as described in note 2.

(2)	Net of income tax recovery of $179.6 (2008 – $3.3).

(3)	Net of income tax expense of $52.5 (2008 – income tax recovery of $4.0).

(4)	Net of income tax expense of $7.1 (2008 – income tax recovery of $2.6).

(5)	Net of income tax recovery of $0.1 (2008 – nil).

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the three months ended March 31, 2009 and 2008
(unaudited – US$ millions)

	2009	2008
Common stock – Subordinate voting shares – beginning of period	2,121.1	2,063.6
Issuances on conversion of convertible senior debentures	–	192.3
Purchases for cancellation	(1.3)	(16.5)
Subordinate voting shares – end of period	2,119.8	2,239.4
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,123.6	2,243.2
Other paid in capital – beginning of period	–	57.9
Conversion of convertible senior debentures	–	(57.9)
Other paid in capital – end of period	–	—
Treasury shares (at cost) – beginning of period	(22.7)	(22.6)
Net acquisitions	–	0.1
Treasury shares (at cost) – end of period	(22.7)	(22.5)
Preferred stock – Series A – beginning and end of period	38.4	51.2
Series B – beginning and end of period	64.1	85.4
Preferred stock	102.5	136.6
Retained earnings – beginning of period	2,871.9	1,658.2
Net earnings (loss) for the period	(60.4)	631.8
Excess over stated value of common shares purchased for cancellation	(0.9)	(19.0)
Common share dividends	(140.8)	(88.9)
Preferred share dividends	(1.7)	(3.2)
Retained earnings – end of period	2,668.1	2,178.9
Accumulated other comprehensive income (loss) – beginning of period	(107.8)	360.5
Acquisition of subsidiary	(7.1)	—
Application of the equity method of accounting	36.9	—
Other comprehensive income (loss)	(235.3)	(87.5)
Accumulated other comprehensive income (loss) – end of period	(313.3)	273.0
Retained earnings and accumulated other comprehensive income	2,354.8	2,451.9
Total shareholders’ equity	4,558.2	4,809.2
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	16,738,055	16,918,020
Issuances on conversion of convertible senior debentures	–	886,888
Purchases for cancellation	(10,000)	(130,600)
Net treasury shares reissued	52	50
Subordinate voting shares – end of period	16,728,107	17,674,358
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	17,476,877	18,423,128
Preferred stock – Series A – beginning and end of period	2,250,000	3,000,000
Series B – beginning and end of period	3,750,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2009 and 2008
(unaudited – US$ millions)

	2009	2008
Operating activities Earnings (loss) before non-controlling interests	(39.6)	771.4
Amortization of premises and equipment and intangible assets	7.0	3.7
Bond (discount) premium amortization	(3.0)	1.5
Losses on investments, at equity	1.1	—
Future income taxes	(72.7)	132.3
Net (gains) losses on available for sale securities	248.0	(8.1)
Other net gains on investments	(95.0)	(1,064.4)
	45.8	(163.6)
Changes in:
Provision for claims	(96.6)	(60.9)
Unearned premiums	38.5	(75.8)
Accounts receivable and other	(56.9)	76.3
Recoverable from reinsurers	64.4	191.1
Funds withheld payable to reinsurers	13.3	(31.9)
Accounts payable and accrued liabilities	(83.1)	(83.5)
Income taxes payable	(536.9)	172.8
Other	2.9	17.1
Cash provided by (used in) operating activities	(608.6)	41.6
Investing activities Net sales of assets and liabilities classified as held for trading	242.9	999.0
Net sales (purchases) of securities designated as held for trading	(689.0)	0.7
Available for sale securities – purchases	(1,818.3)	(1,460.9)
- sales	1,401.8	1,782.6
Net sales of available for sale and designated as held for trading short term investments	1,354.0	(934.6)
Net decrease (increase) in restricted cash and cash equivalents	82.6	(188.1)
Net purchases of investments, at equity	(55.5)	(21.1)
Net purchases of premises and equipment and intangible	(5.5)	(5.9)
Purchase of subsidiaries, net of cash acquired	(571.5)	—
Cash provided by (used in) investing activities	(58.5)	171.7
Financing activities Subsidiary indebtedness Issuances	1.7	—
Repayment	(6.0)	—
Long term debt – holding company Repayment	(12.8)	—
Long term debt – subsidiary companies Repayment	(0.1)	—
Other long term obligations – holding company – repayment	(1.4)	(1.3)
Repurchase of subsidiary securities	–	(87.8)
Repurchase of subordinate voting shares	(2.2)	(35.5)
Common share dividends	(140.8)	(88.9)
Preferred share dividends	(1.7)	(3.2)
Dividends paid to non-controlling interests	(2.5)	(6.6)
Cash provided by (used in) financing activities	(165.8)	(223.3)
Foreign currency translation	(39.7)	6.4
Increase (decrease) in cash and cash equivalents	(872.6)	(3.6)
Cash and cash equivalents – beginning of period	2,525.7	3,112.5
Cash and cash equivalents – end of period	1,653.1	3,108.9

See accompanying notes.

Cash and cash equivalents consist of holding company and subsidiary cash and short term investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term investments that are restricted. Cash and cash equivalents are included in the consolidated balance sheet as follows:

	March 31, 2009	December 31, 2008
Holding company cash and short term investments	229.6	293.8
Subsidiary cash and short term investments	1,456.1	2,338.8
Subsidiary cash and short term investments pledged for short sale and derivative obligations	–	8.3
	1,685.7	2,640.9
Subsidiary restricted cash and short term investments	(32.6)	(115.2)
	1,653.1	2,525.7

Notes to Consolidated Financial Statements for the three months ended March 31, 2009 and 2008 (unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2008. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2008 except as described in note 2, but they do not include all disclosures required by Canadian GAAP for annual financial statements.

2.   Summary of Significant Accounting Policies

Application of the Equity Method of Accounting

The company began acquiring common shares of International Coal Group, Inc. (“ICG”) in 2006 and until December 31, 2008 accounted for its investment in 19.7% of the common shares of ICG as available for sale at fair value. During the first quarter of 2009, the company increased its interest in ICG to 23.8% (36.5 million shares). Accordingly, during the first quarter of 2009, the company changed its accounting treatment of its investment in ICG from available for sale to the equity method of accounting on a prospective basis. This change in accounting treatment in the first quarter of 2009 increased investments, at equity by $119.3, decreased investments in common stocks by $55.5, increased non-controlling interests by $5.9 and decreased future income taxes by $21.0. The unrealized loss of $36.9 that had been included in accumulated other comprehensive loss was reclassified as an adjustment to investments, at equity to increase the carrying value from its fair value to its cost.

Change in Presentation of Foreign Currency Gains (Losses)

The company has reclassified realized and unrealized foreign exchange gains and losses in its consolidated statements of net earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign exchange rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Prior year comparative figures have been reclassified to be consistent with the current year’s presentation, resulting in the reclassification of $15.3 and $5.0 of net realized and unrealized foreign exchange losses from losses on claims and operating expenses respectively to net gains on investments in the first quarter of 2008. The following table presents the pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the three months ended March 31, 2009 and 2008:

	March 31,
	2009	2008
Net gains (losses) on investments Underwriting activities	(5.7)	(20.3)
Investing activities	(19.1)	39.1
Foreign exchange gains (losses) included in pre-tax net earnings	(24.8)	18.8
Other comprehensive income – investing activities	13.1	60.6
	(11.7)	79.4

Goodwill and Intangible assets

Effective January 1, 2009, the company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this guidance did not result in a change in the recognition of the company’s goodwill and intangible assets.

Credit Risk

Effective January 1, 2009, the company adopted the CICA’s Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides additional guidance on how to measure financial assets and liabilities, taking into account the company’s own credit risk and the counterparty credit risk in financial assets and financial liabilities values. The adoption of EIC-173 did not have an impact on the company’s financial position or its results of operations as at March 31, 2009 or for the three month period then ended.

3.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative contracts by financial instrument classification are shown in the table below:

	March 31, 2009					December 31, 2008
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	228.6	–	104.4	–	333.0	275.4	—	521.1	—	796.5
Assets pledged for short sale and derivative obligations – cash and short term investments	1.0	–	30.1	–	31.1	18.4	—	1.3	—	19.7
Bonds	–	225.6	0.1	–	225.7	—	216.6	12.2	—	228.8
Preferred stocks	–	–	11.8	–	11.8	—	—	12.1	—	12.1
Common stocks	–	1.7	160.4	–	162.1	—	—	424.3	—	424.3
Derivatives	97.9	–	–	–	97.9	82.8	—	—	—	82.8
	327.5	227.3	306.8	–	861.6	376.6	216.6	971.0	—	1,564.2
Short sale and derivative obligations	(75.2)	–	–	–	(75.2)	(9.2)	—	—	—	(9.2)
	252.3	227.3	306.8	–	786.4	367.4	216.6	971.0	—	1,555.0
Portfolio investments:
Cash and short term investments	1,456.1	255.7	1,882.6	–	3,594.4	2,338.8	355.2	2,814.5	—	5,508.5
Bonds	–	5,180.4	4,069.4	–	9,249.8	—	4,463.3	3,962.5	—	8,425.8
Preferred stocks	–	46.7	36.2	–	82.9	—	—	38.2	—	38.2
Common stocks	–	89.6	3,516.1	–	3,605.7	—	80.7	3,736.2	—	3,816.9
Investments, at equity	–	–	–	377.6	377.6	—	—	—	219.3	219.3
Derivatives	224.2	–	–	–	224.2	372.7	—	—	—	372.7
Other invested assets	–	–	–	20.1	20.1	—	—	—	25.3	25.3
	1,680.3	5,572.4	9,504.3	397.7	17,154.7	2,711.5	4,899.2	10,551.4	244.6	18,406.7
Cash and short term investments pledged for short sale and derivative obligations	–	–	–	–	–	8.3	—	—	—	8.3
	1,680.3	5,572.4	9,504.3	397.7	17,154.7	2,719.8	4,899.2	10,551.4	244.6	18,415.0
Short sale and derivative obligations	(13.4)	–	–	–	(13.4)	(20.2)	—	—	—	(20.2)
	1,666.9	5,572.4	9,504.3	397.7	17,141.3	2,699.6	4,899.2	10,551.4	244.6	18,394.8

Restricted cash and cash equivalents of $32.6 ($115.2 at December 31, 2008) are included in cash and short term investments and in assets pledged for short sale and derivative obligations in portfolio investments, with nil ($3.9 at December 31, 2008) pledged as collateral for derivative positions and the remainder consisting primarily of amounts pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates.

Gross unrealized gains and losses on investments classified as available for sale, including assets pledged for short sale and derivative obligations, are as follows:

	March 31, 2009				December 31, 2008
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value
Holding company:
Short term investments(1)	134.8	—	(0.3)	134.5	523.8	—	(1.4)	522.4
Bonds	0.1	—	—	0.1	12.4	—	(0.2)	12.2
Preferred stocks	11.8	—	—	11.8	11.8	0.3	—	12.1
Common stocks	179.4	1.4	(20.4)	160.4	475.6	16.6	(67.9)	424.3
Portfolio investments:
Short term investments	1,874.8	10.0	(2.2)	1,882.6	2,801.9	16.1	(3.5)	2,814.5
Bonds	3,980.4	189.3	(100.3)	4,069.4	3,838.8	241.6	(117.9)	3,962.5
Preferred stocks	39.2	—	(3.0)	36.2	41.2	—	(3.0)	38.2
Common stocks	4,042.2	159.8	(685.9)	3,516.1	3,883.4	183.6	(330.8)	3,736.2

(1)	Includes $30.1 ($1.3 – December 31, 2008) of short term investments included in assets pledged for short sale and derivative obligations.

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings rather than in accumulated other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. As a result, net gains (losses) on investments for the first quarter of 2009 include $213.0 ($94.1 at March 31, 2008) of provisions for other than temporary impairment related to securities with unrealized losses at March 31, 2009. After such provisions, the unrealized losses on such securities at March 31, 2009 were $706.3 ($398.7 at December 31, 2008), $3.0 ($3.0 at December 31, 2008) and $100.3 ($118.1 at December 31, 2008) with respect to common stocks, preferred stocks and bonds respectively. The company had investments in two foreign currency denominated government bonds classified as available for sale which were in an unrealized loss position for twelve months or more at March 31, 2009. The unrealized loss of $22.4 (nil at December 31, 2008) was primarily due to the effect of fluctuations in foreign exchange rates. The company has the ability and intent to hold these securities until fair value recovers.

The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities were as follows:

	March 31, 2009				December 31, 2008
	Total fair value asset (liability)	Quoted prices	Significant other observable input	Significant unobservable inputs	Total fair value asset (liability)	Quoted prices	Significant other observable inputs	Significant unobservable inputs
Cash and short term investments	3,958.5	3,915.9	42.6	–	6,333.0	6,303.9	29.1	—
Bonds	9,475.5	–	9,391.6	83.9	8,654.6	—	8,488.0	166.6
Preferred stocks(1)	82.9	9.9	73.0	–	38.2	10.1	28.1	—
Common stocks(1)	3,634.6	3,392.3	238.7	3.6	4,064.1	3,816.7	243.6	3.8
Derivatives and other invested assets	342.2	–	342.2	–	480.8	39.4	441.4	—
Short sale and derivative obligations	(88.6)	(12.2)	(76.4)	–	(29.4)	(20.2)	(9.2)	—
Portfolio investments measured at fair value	17,405.1	7,305.9	10,011.7	87.5	19,541.3	10,149.9	9,221.0	170.4
	100.0%	42.0%	57.5%	0.5%	100.0%	51.9%	47.2%	0.9%

(1)
Excluded from these totals are available for sale investments of $11.8 ($12.1 at December 31, 2008) and $133.2 ($177.1 at December 31, 2008) in preferred stocks and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

The company’s investments for which fair value is determined through the use of internal models without observable market information as inputs (0.5% of the total investment portfolio required to be measured at fair value) principally comprised mortgage backed securities that were purchased at deep discounts to par and had a fair value of $70.9 at March 31, 2009 ($151.7 at December 31, 2008).

A net loss at March 31, 2009 of $11.7 (2008 – nil) representing the change in fair value of the company’s investments (principally mortgage backed securities purchased at deep discounts to par) priced through the use of internal models without observable market information as inputs was recognized in the consolidated statement of earnings. The decrease in fair value of $11.7 was offset by the receipt of $19.6 of interest and return of capital during the period.

4.   Acquisitions and Divestitures

First quarter 2009 consolidated net earnings include the results of operations of the company’s 66.7% interest in Advent (consolidated effective from September 11, 2008) and 68.1% interest in Ridley (consolidated effective from November 4, 2008) as disclosed in note 17 to the consolidated financial statements in the company’s 2008 Annual Report.

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate Cunningham Lindsey Group Limited (“Cunningham Lindsey”) to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of Cunningham Lindsey at March 31, 2009 was 46.2% (45.7% at December 31, 2008).

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company. Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9). As a result of these transactions, non-controlling interests decreased by $398.5 and goodwill and other intangible assets increased by $151.7.

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polskie Towarzystwo Reasekuracji Spólka Akcyjna (“Polish Re”), a Polish reinsurance and insurance company, for cash consideration of $57.0, pursuant to a previously announced tender offer. The company acquired assets of $133.3 (including $31.9 of cash and cash equivalents), assumed liabilities of $93.4 and recorded $17.1 of goodwill. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time.

The purchase price allocations of the two preceding acquisitions are preliminary and may be revised when estimates and assumptions are finalized and the valuations of assets and liabilities are completed.

During the first quarter of 2008, Northbridge repurchased on the open market 331,500 of its common shares for cash of $10.3, and OdysseyRe repurchased on the open market 2,114,500 of its common shares for cash of $77.5, as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge and OdysseyRe to 61.0% (60.2% – December 31, 2007) and 63.0% (61.0% – December 31, 2007) and decreased non-controlling interests by $10.0 and $77.2 respectively at March 31, 2008. Apart from the going private transaction described above, Northbridge and OdysseyRe did not repurchase any of their common shares during the first quarter of 2009.

5.   Securities Sold but not yet Purchased and Derivative Transactions

	March 31, 2009				December 31, 2008
			Fair value				Fair value
		Notional				Notional
	Cost	value	Assets	Liabilities	Cost	value	Assets	Liabilities
Total return swaps Long positions	–	323.8	1.5	75.2	—	—	—	—
Short positions	–	–	–	–	—	1.3	—	—
S&P 500 index call options	0.1	139.3	–	–	0.1	518.4	—	—
Credit contracts Credit default swaps	116.0	5,679.5	246.4	–	161.5	8,873.0	415.0	—
Warrants	16.4	346.9	11.2	–	19.2	342.6	0.6	—
Foreign exchange forward contracts	–	–	56.4	12.9	—	—	39.4	20.1
Other	–	–	6.6	0.5	—	—	0.5	9.3
Total			322.1	88.6			455.5	29.4

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the consolidated balance sheet in short sale and derivative obligations.

At March 31, 2009, the fair value included in portfolio investments and in the cash, short term investments and marketable securities of the holding company for assets pledged as collateral for total return swap obligations was $31.1 ($28.0 at December 31, 2008), of which nil ($3.9 at December 31, 2008) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets.

The company has credit default swaps, referenced to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 3.1 years (3.3 years at December 31, 2008) and a notional amount and fair value as shown in the table above. During the first quarter of 2009, the company sold $2,902.6 (2008 – $3,830.0) notional amount of credit default swaps for proceeds of $223.0 (2008 – $885.0) and recorded net gains on sale of $46.3 (2008 – $230.5) and recorded net mark-to-market gains of $10.1 (2008 – $454.7).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at March 31, 2009, all of which consists of government securities, is $97.8 ($285.1 at December 31, 2008), $33.3 of which ($107.6 at December 31, 2008) the company has the right to sell or repledge, and $64.5 ($177.5 at December 31, 2008) of which the company does not have the right to sell or repledge.

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments included in the consolidated statement of earnings. Other is primarily comprised of warrants and futures contracts. Common stock and equity index positions includes positions in securities sold but not yet purchased, total return swaps and equity index call options.

	Classified as held for trading
	Common		Foreign			Designated as held for trading
	stock and	Credit	exchange
	equity index	default	forward				Preferred and
	positions	swaps	contracts	Other	Total	Bonds	common stocks	Total
For the three months ended March 31, 2009 Inception-to-date realized gains (losses) on positions closed in the period	4.5	178.0	–	(25.3)	157.2	3.9	1.6	5.5
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	0.1	(131.7)	–	12.3	(119.3)	(1.7)	—	(1.7)
Mark-to-market gains (losses) arising on positions remaining open at period end	(71.2)	10.1	10.2	24.5	(26.4)	102.4	(0.5)	101.9
Net gains (losses)	(66.6)	56.4	10.2	11.5	11.5	104.6	1.1	105.7
For the three months ended March 31, 2008 Inception-to-date realized gains (losses) on positions closed in the period	188.4	790.8	—	11.4	990.6	(0.2)	—	(0.2)
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(65.7)	(560.3)	—	0.9	(625.1)	0.1	—	0.1
Mark-to-market gains (losses) arising on positions remaining open at period end	226.8	454.7	6.7	(15.5)	672.7	21.0	—	21.0
Net gains (losses)	349.5	685.2	6.7	(3.2)	1,038.2	20.9	—	20.9

6.   Subsidiary Indebtedness, Long Term Debt and Capital

On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Under the terms of a normal course issuer bid, during the first quarter of 2009 the company repurchased for cancellation 10,000 (2008 – 130,600) subordinate voting shares at a net cost of $2.2 (2008 – $35.5), of which $0.9 (2008 – $19.0) was charged to retained earnings.

On January 9, 2008, the company called for redemption all of its 5.0% convertible senior debentures due July 15, 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at March 31, 2009, there was Cdn$1.3 utilized under this credit facility, all of which was in support of letters of credit.

OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at March 31, 2009, there was $56.5 utilized under this credit facility, all of which was in support of letters of credit.

7.   Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) are as follows:

	March 31, 2009			December 31, 2008
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities Bonds	100.4	(33.3)	67.1	133.5	(41.8)	91.7
Common stocks and other	(459.7)	157.4	(302.3)	(199.7)	55.7	(144.0)
	(359.3)	124.1	(235.2)	(66.2)	13.9	(52.3)
Currency translation account	(48.0)	(30.1)	(78.1)	(32.4)	(23.1)	(55.5)
	(407.3)	94.0	(313.3)	(98.6)	(9.2)	(107.8)

8.   Income Taxes

The effective income tax rate of 43.8% implicit in the $30.9 recovery of income taxes in the first quarter of 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities).

The effective income tax rate of 33.0% implicit in the $380.1 provision for income taxes in the first quarter of 2008 was comparable to the company’s statutory income tax rate of 33.5%.

9.   Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate adverse development cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company will continue to respond to any requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company will continue to comply with any requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and may continue to be significant. The company expects that these matters may continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not yet responded to this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

10.   Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon weighted average common shares outstanding:

	First quarter
	2009	2008
Net earnings (loss)	(60.4)	631.8
Preferred share dividends	(1.7)	(3.2)
Net earnings (loss) available to common shareholders – basic	(62.1)	628.6
Interest expense on convertible debt, net of tax	—	0.3
Net earnings (loss) available to common shareholders – diluted	(62.1)	628.9
Weighted average common shares outstanding – basic	17,484,295	18,107,377
Effect of dilutive shares Convertible debt	—	419,079
Options to purchase treasury stock acquired	—	90,025
Total effect of dilutive shares	—	509,104
Weighted average common shares outstanding – diluted	17,484,295	18,616,481
Net earnings (loss) per common share – basic	$(3.55)	$34.72
Net earnings (loss) per common share – diluted	$(3.55)	$33.78

On February 13, 2008, the company’s 5.0% convertible senior debentures due July 15, 2023 were converted by their holders into 886,888 subordinate voting shares, which were thereafter weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for 2008 from the beginning of 2008 until the date of conversion.

Options to purchase treasury stock acquired of 97,631 were not included in the calculation of net loss per diluted common share in the first quarter of 2009 as the inclusion of the options would be anti-dilutive.

11.   Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders, and finally to maximize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2009, comprising shareholders’ equity and non-controlling interests, was $5,493.4, compared to $6,351.6 at December 31, 2008. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2009	December 31, 2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	786.4	1,555.0
Holding company debt	857.6	869.6
Subsidiary debt	905.6	910.2
Other long term obligations – holding company	186.3	187.7
Total debt	1,949.5	1,967.5
Net debt	1,163.1	412.5
Common shareholders’ equity	4,455.7	4,866.3
Preferred equity	102.5	102.5
Non-controlling interests	935.2	1,382.8
Total equity and non-controlling interests	5,493.4	6,351.6
Net debt/total equity and non-controlling interests	21.2%	6.5%
Net debt/net total capital(1)	17.5%	6.1%
Total debt/total capital(2)	26.2%	23.7%
Interest coverage(3)	n/a	16.4	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

12.   Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk, as disclosed in note 18 of the company’s consolidated financial statements for the year ended December 31, 2008. There have been no significant changes to the company’s exposure to these risks or the framework used to monitor, evaluate and manage them except as outlined in the Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the company’s Interim Report for the three months ended March 31, 2009.

13.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. Effective from January 7, 2009, the date of the acquisition of Polish Re, all of the assets of Polish Re ($128.2 at March 31, 2009) have been included in the Reinsurance – Other reporting segment. There were no other significant changes in the identifiable assets by reporting segment as at March 31, 2009 compared to December 31, 2008. The Other reporting segment is comprised of revenues and expenses of Ridley since its acquisition on November 4, 2008.

An analysis of net earnings by reporting segment for the quarters ended March 31 is shown below:

2009

	Insurance
				Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	228.8	207.4	22.4	470.0	191.7	1,120.3	–	–	–	–	1,120.3
Underwriting expenses	(232.9)	(207.0)	(20.6)	(453.7)	(191.0)	(1,105.2)	–	–	–	–	(1,105.2)
Underwriting profit (loss)	(4.1)	0.4	1.8	16.3	0.7	15.1	–	–	–	–	15.1
Interest income	19.0	24.9	1.6	61.2	10.3	117.0	12.7	–	1.1	–	130.8
Dividends	6.1	11.6	0.7	16.8	0.6	35.8	2.9	–	5.1	–	43.8
Earnings (loss) on investments, at equity	(0.2)	(1.9)	3.4	(4.2)	–	(2.9)	–	–	1.8	–	(1.1)
Investment expenses	(2.4)	(2.5)	(0.3)	(4.2)	(1.0)	(10.4)	(2.8)	–	(0.1)	10.9	(2.4)
Interest and dividends	22.5	32.1	5.4	69.6	9.9	139.5	12.8	–	7.9	10.9	171.1
Other Revenue	–	–	–	–	–	–	0.2	140.8	10.9	(10.9)	141.0
Expenses	–	–	–	–	–	–	(32.5)	(135.1)	–	–	(167.6)
	–	–	–	–	–	–	(32.3)	5.7	10.9	(10.9)	(26.6)
Operating income (loss) before:	18.4	32.5	7.2	85.9	10.6	154.6	(19.5)	5.7	18.8	–	159.6
Net gains (losses) on investments	(31.6)	16.1	4.0	(10.8)	(11.7)	(34.0)	(6.4)	–	(112.0)	(0.6)	(153.0)
Interest expense	–	(6.9)	–	(8.1)	(1.5)	(16.5)	–	(0.5)	(21.6)	–	(38.6)
Corporate overhead and other	(6.3)	(0.8)	(1.4)	(3.3)	(1.4)	(13.2)	–	–	(25.3)	–	(38.5)
Pre-tax income (loss)	(19.5)	40.9	9.8	63.7	(4.0)	90.9	(25.9)	5.2	(140.1)	(0.6)	(70.5)
Recovery of income taxes											30.9
Non-controlling interests											(20.8)
Net loss											(60.4)

2008

	Insurance
				Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	279.9	271.8	16.6	511.4	35.6	1,115.3	—	—	—	—	1,115.3
Underwriting expenses	(269.8)	(294.5)	(13.6)	(503.6)	(31.0)	(1,112.5)	—	—	—	—	(1,112.5)
Underwriting profit (loss)	10.1	(22.7)	3.0	7.8	4.6	2.8	—	—	—	—	2.8
Interest income	28.2	25.8	1.8	67.8	6.6	130.2	21.2	—	12.3	—	163.7
Dividends	4.3	5.5	—	7.6	0.1	17.5	1.8	—	(1.2)	—	18.1
Earnings (loss) on investments, at equity	—	(12.4)	1.8	2.8	2.2	(5.6)	2.1	—	3.5	—	—
Investment expenses	(2.6)	(3.2)	(0.2)	(6.1)	(1.1)	(13.2)	(1.7)	—	(0.5)	13.7	(1.7)
Interest and dividends	29.9	15.7	3.4	72.1	7.8	128.9	23.4	—	14.1	13.7	180.1
Other Revenue	—	—	—	—	—	—	2.6	—	13.7	(13.7)	2.6
Expenses	—	—	—	—	—	—	(27.3)	—	—	—	(27.3)
	—	—	—	—	—	—	(24.7)	—	13.7	(13.7)	(24.7)
Operating income (loss) before:	40.0	(7.0)	6.4	79.9	12.4	131.7	(1.3)	—	27.8	—	158.2
Net gains (losses) on investments	122.6	198.2	(3.4)	318.6	4.1	640.1	172.3	—	263.2	(3.1)	1,072.5
Interest expense	—	(7.0)	—	(9.0)	—	(16.0)	—	—	(25.2)	—	(41.2)
Corporate overhead and other	(4.3)	(2.1)	(1.1)	(4.1)	—	(11.6)	—	—	(26.4)	—	(38.0)
Pre-tax income (loss)	158.3	182.1	1.9	385.4	16.5	744.2	171.0	—	239.4	(3.1)	1,151.5
Provision for income taxes											(380.1)
Non-controlling interests											(139.6)
Net earnings											631.8

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the quarters ended March 31 is shown below:

	First quarter
	2009	2008
Revenue for reporting segments Net premiums earned	1,120.3	1,115.3
Interest and dividends	171.1	180.1
Other revenue per reportable segment	141.0	2.6
Net gains (losses) on investments	(153.0)	1,072.5
Total consolidated revenue	1,279.4	2,370.5

14.   US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States, as described in note 20 on pages 75 to 80 of the company’s 2008 Annual Report (updated for the changes described below).

The following shows the net earnings and the comprehensive income in accordance with US GAAP:

	First Quarter
	2009	2008
Net earnings (loss), Canadian GAAP	(60.4)	631.8
Non-controlling interests, Canadian GAAP	20.8	139.6
Net earnings (loss) before non-controlling interests, Canadian GAAP	(39.6)	771.4
Recoveries on retroactive reinsurance	3.7	3.8
Equity accounting	7.2	—
Other differences	–	0.1
Tax effect	(2.3)	(0.8)
Net earnings (loss), US GAAP	(31.0)	774.5
Net earnings attributable to non-controlling interests	(23.0)	(139.6)
Net earnings (loss) attributable to parent company, US GAAP	(54.0)	634.9
Earnings (loss) per share, US GAAP	$(3.19)	$34.89
Earnings (loss) per diluted share, US GAAP	$(3.19)	$33.95
Other comprehensive loss, Canadian GAAP	(235.3)	(87.5)
Other comprehensive loss attributable to non-controlling interests, Canadian and US GAAP	(51.7)	(2.6)
Other comprehensive loss, US GAAP	(287.0)	(90.1)
Net earnings (loss), US GAAP	(31.0)	774.5
Other comprehensive loss, US GAAP	(287.0)	(90.1)
Comprehensive income (loss), US GAAP	(318.0)	684.4
Comprehensive (income) loss attributable to non-controlling interests	28.7	(137.0)
Comprehensive income (loss) attributable to parent company, US GAAP	(289.3)	547.4

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31, 2009			December 31, 2008
	Canadian GAAP	Differences	US GAAP	Canadian GAAP	Differences	US GAAP
Assets Holding company cash, short term investments and marketable securities	861.6	—	861.6	1,564.2	—	1,564.2
Portfolio investments Common stocks(ii)	3,605.7	(220.9)	3,384.8	3,816.9	(257.8)	3,559.1
Investments, at equity (ii)	377.6	224.2	601.8	219.3	251.9	471.2
All other portfolio investments	13,171.4	—	13,171.4	14,378.8	—	14,378.8
Future income taxes(ii)	881.7	50.7	932.4	699.4	56.1	755.5
Goodwill and intangible assets(ii)	286.0	(117.2)	168.8	123.2	29.6	152.8
All other assets	6,502.3	—	6,502.3	6,503.6	—	6,503.6
	25,686.3	(63.2)	25,623.1	27,305.4	79.8	27,385.2
Liabilities Accounts payable and accrued liabilities(ii)	1,132.0	140.0	1,272.0	1,326.5	152.0	1,478.5
All other liabilities	18,892.5	—	18,892.5	19,457.5	—	19,457.5
	20,024.5	140.0	20,164.5	20,784.0	152.0	20,936.0
Mandatorily redeemable shares of TRG	168.4	—	168.4	169.8	—	169.8
Non-controlling interests(i)	935.2	(935.2)	—	1,382.8	(1,382.8)	—
	1,103.6	(935.2)	168.4	1,552.6	(1,382.8)	169.8
Equity(i)(ii)	4,558.2	732.0	5,290.2	4,968.8	1,310.6	6,279.4
	25,686.3	(63.2)	25,623.1	27,305.4	79.8	27,385.2

The difference in consolidated shareholders’ equity is as follows:

	March 31, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Shareholders’ equity based on Canadian GAAP	4,558.2	4,558.2	–	4,968.8	4,968.8	—
Non-controlling interests based on Canadian GAAP(i)	935.2	–	935.2	1,382.8	—	1,382.8
Accumulated other comprehensive income	(12.3)	(12.3)	–	(19.4)	(19.4)	—
Cumulative reduction in retained earnings under US GAAP(ii)(iv)	(190.9)	(190.9)	–	(52.8)	(50.6)	(2.2)
Equity based on US GAAP	5,290.2	4,355.0	935.2	6,279.4	4,898.8	1,380.6

The difference in consolidated accumulated other comprehensive income is as follows:

	March 31, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Pension liability adjustment pursuant to SFAS 158	(29.3)	(29.3)	–	(29.3)	(29.3)	—
Fair value adjustments on available for sale securities arising from Northbridge privatization	11.1	11.1	–	—	—	—
Related deferred income taxes	5.9	5.9	–	9.9	9.9	—
	(12.3)	(12.3)	–	(19.4)	(19.4)	—

(i)
On January 1, 2009, the company adopted Statement of Financial Accounting Standards (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination. This new standard requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net income attributable to the parent and to a non-controlling interest to be clearly identified and presented on the consolidated statement of income; and accounting for changes in ownership interests of a subsidiary that do not result in a loss of control as an equity transaction. In accordance with the transitional guidance, the company has applied SFAS 160 on a prospective basis under US GAAP, except for the adjustment on a retrospective basis of net income and comprehensive income to include the portion attributed to the non-controlling interests and the reclassification of the non-controlling interests to equity.

(ii)
Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of SFAS 160, changes in ownership interests of a subsidiary that do not result in a loss of control are accounted for as equity transactions. As a result, the cost of the acquisition of $546.4, net of the non-controlling interest of $398.5, amounting to $147.9 was charged to cumulative reduction in retained earnings under US GAAP.

(iii)
On January 1, 2009, the company adopted SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which replaces SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141(R) retains the fundamental requirements of SFAS 141 to identify an acquirer and to use the acquisition method of accounting for each business combination. This new standard requires: measurement of share consideration issued at fair value at the acquisition date; recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and the acquirer to expense acquisition-related costs as incurred. A non-controlling interest must be measured at fair value. Under Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree. In accordance with the transitional guidance, the company has applied SFAS 141(R) on a prospective basis under US GAAP.

(iv)
Comprised principally of negative US GAAP adjustments of $147.9 related to the Northbridge privatization in 2009, the cumulative impact of negative US GAAP adjustments of $76.4 ($78.9 at December 31, 2008) related to the accounting for retroactive reinsurance contracts, and net positive US GAAP adjustments of $32.2 ($32.2 at December 31, 2008) related to the purchase equation on the acquisition of TIG in 1999.

Other accounting pronouncements adopted in 2009

On January 1, 2009, the company adopted FASB Staff Position (“FSP”) FAS 141 (R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies, which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). The adoption of FAS 141(R)-1 on January 1, 2009 did not materially affect the company’s financial position or results of operations under US GAAP during the first quarter of 2009.

On January 1, 2009, SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”) became effective, which is intended to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS 161 did not materially affect the company’s financial position or results of operations under US GAAP during the first quarter of 2009.

On January 1, 2009, the company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), and applied it on a retrospective basis to its 5.0% convertible senior debentures due 2023. The debentures were converted by their holders into subordinate voting shares of the company on February 13, 2008. With the adoption of FSP APB 14-1, Canadian GAAP and US GAAP are converged for convertible debt with options to settle partially or fully in cash. The application of FSP APB 14-1 resulted in the elimination of the previous US GAAP adjustment decreasing common stock under Canadian GAAP by $6.6 with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

Recent accounting pronouncements

On April 9, 2009, the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in SFAS No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

These three FSPs are effective for interim and annual reporting periods ending after June 15, 2009, and permit early adoption for interim and annual periods ending after March 15, 2009. The company did not early adopt these FSPs in the first quarter of 2009 and is currently evaluating the impact of adoption in the second quarter of 2009 on its financial position, results of operations and disclosures under US GAAP.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, to require enhanced disclosures regarding the major categories of plan assets, concentrations of risk, inputs and valuation techniques used to measure the fair value of plan assets and the effect of using unobservable inputs (Level 3 classification under SFAS No. 157). The disclosure requirements of FSP FAS 132(R)-1 are effective for fiscal years ending after December 15, 2009. The company is currently evaluating the impact of the adoption of this FSP FAS 132(R)-1 on its consolidated financial position, results of operations and disclosures under US GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (as of April 30, 2009) (Unaudited – Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements included herein and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008 contained in the company’s 2008 Annual Report.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

First Quarter Results

The company’s sources of net earnings (loss) and combined ratios by business segment were as set out below for the three months ended March 31, 2009 and 2008. First quarter 2009 results include the results of operations of Advent, Ridley and Polish Re and reflect the company’s 100% interest in Northbridge. In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley, both as described in note 17 to the consolidated financial statements in the company’s 2008 Annual Report. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re, as described in note 4 to the consolidated financial statements. The results for Polish Re are included in the Reinsurance – Other business segment. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax, as described in note 4 to the consolidated financial statements.

	First quarter
	2009	2008
Combined ratios Insurance – Canada (Northbridge)	101.8%	96.4%
– U.S. (Crum & Forster)	99.8%	108.3%
– Asia (Fairfax Asia)	92.2%	82.1%
Reinsurance – OdysseyRe	96.5%	98.5%
– Other	99.6%	87.0%
Consolidated	98.7%	99.7%
Sources of net earnings (loss) Underwriting Insurance – Canada (Northbridge)	(4.1)	10.1
– U.S. (Crum & Forster)	0.4	(22.7)
– Asia (Fairfax Asia)	1.8	3.0
Reinsurance – OdysseyRe	16.3	7.8
– Other	0.7	4.6
Underwriting income	15.1	2.8
Interest and dividends	139.5	128.9
Operating income	154.6	131.7
Net gains (losses) on investments	(34.6)	637.0
Runoff	(25.9)	171.0
Other(1)	5.7	—
Interest expense	(38.6)	(41.2)
Corporate overhead and other	(131.7)	253.0
Pre-tax income (loss)	(70.5)	1,151.5
Recovery of (provision for) income taxes	30.9	(380.1)
Non-controlling interests	(20.8)	(139.6)
Net earnings (loss)	(60.4)	631.8

(1)	Other comprises the pre-tax income before interest and other of the Ridley animal nutrition business for the three months ended March 31, 2009.
The company’s insurance and reinsurance operations generated an underwriting profit of $15.1 in the first quarter of 2009 compared to an underwriting profit of $2.8 in the first quarter of 2008. The combined ratio of those operations in the first quarter of 2009 was 98.7% compared to 99.7% in the first quarter of 2008, with Northbridge, Crum & Forster, Fairfax Asia, OdysseyRe and Reinsurance – Other producing combined ratios of 101.8%, 99.8%, 92.2%, 96.5% and 99.6% respectively. First quarter 2009 results benefited from 1.6 combined ratio points ($18.2) of net favourable development of prior years’ reserves, principally at OdysseyRe, Crum & Forster and Northbridge. First quarter 2008 underwriting results included the adverse impact of 0.2 combined ratio points ($2.6) of net adverse development of prior years’ reserves, which included 2.3 combined ratio points related to a $25.5 pre-tax charge arising from Crum & Forster’s settlement of an asbestos lawsuit. Catastrophe losses negatively impacted first quarter 2009 underwriting results by 4.2 combined ratio points ($46.8), compared to 3.6 combined ratio points ($39.5) in the first quarter of 2008.

The company reported a net loss of $60.4 ($3.55 per share and per diluted share) in the first quarter of 2009 compared to net earnings of $631.8 ($34.72 per share, $33.78 per diluted share) in the first quarter of 2008. The decrease in net earnings primarily reflected the significant year-over-year decline in net gains on investments, with net losses on investments of $153.0 in the first quarter of 2009 compared to net gains on investments of $1,072.5 in the first quarter of 2008. Net losses on investments in the first quarter of 2009 were primarily related to $213.0 of other than temporary impairments recorded on common stock and bond investments. Net gains on investments in the first quarter of 2008 reflected significant net gains on credit default swaps as well as net gains on short equity and equity index positions.

Revenue in the first quarter of 2009 decreased to $1,279.4 from $2,370.5 in the first quarter of 2008, principally as a result of the significant net gains on investments in 2008. Net premiums earned in the first quarter of 2009 increased by 0.2% to $1,120.5 from $1,117.9 in the first quarter of 2008, reflecting the inclusion of Advent ($127.0, including $84.9 related to reinsurance-to-close premiums) and Polish Re ($13.6), largely offset by year-over-year decreases in the net premiums earned of Northbridge ($51.1, or 18.3%), Crum & Forster ($64.4, or 23.7%) and OdysseyRe ($41.4, or 8.1%). Gross premiums written and net premiums written declined in the first quarter of 2009 compared to the first quarter of 2008 at Northbridge, Crum & Forster and OdysseyRe. The declines in written and earned premiums reflect Fairfax’s disciplined response to competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete. Consolidated net premiums written by the company’s insurance and reinsurance operations in the first quarter of 2009 increased 4.9% to $1,116.0 from $1,063.7 in the first quarter of 2008, reflecting the inclusion of the net premiums written of Advent ($151.2, including $84.9 related to reinsurance-to-close premiums) and Polish Re ($21.8), partially offset by year-over-year declines at Northbridge ($68.3, or 26.7%), Crum & Forster ($64.4, or 26.3%) and OdysseyRe ($38.8, or 7.5%). The year-over-year decrease in written and earned premiums of certain of the company’s operations also reflected the appreciation of the U.S. dollar relative to most other currencies in the first quarter of 2009 compared to the first quarter of 2008. Net premiums written by Northbridge during the first quarter of 2009, expressed in local currency, decreased 8.9% compared to a 26.7% decrease measured in U.S. dollars. Similarly, the appreciation of the U.S. dollar had the effect of decreasing net written premiums translated to U.S. dollars from local currency for certain of OdysseyRe’s divisions. U.S. dollar appreciation offset much of the growth in net premiums written by OdysseyRe’s EuroAsia division measured in local currency in the first quarter of 2009 compared to the first quarter of 2008, and exaggerated the decline in net premiums written by the London Market division (a 37.6% decline as measured in U.S. dollars).

Interest and dividend income declined in the first quarter of 2009 relative to the first quarter of 2008 (a decrease of $9.0, or 5.0%), reflecting the impact of the year-over-year decrease in the investment portfolio and the lower short term interest rates prevailing in the first quarter of 2009. On a quarter-over-quarter basis, interest and dividend income increased to $171.1 from $146.0 in the fourth quarter of 2008 (an increase of $25.1, or 17.2%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and the first quarter of 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of Polish Re. Interest income after tax increased significantly in the first quarter of 2009 compared to the first quarter of 2008 (tax advantaged bond holdings of $4,362.0 as at March 31, 2009 compared to $191.4 as at March 31, 2008).

Other revenue of $140.8 and other expenses of $135.1 represent respectively the revenue and the operating and other costs of Ridley.

Operating expenses in the three months ended March 31, 2009 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in the first quarter of 2009 included the operating expenses of Advent and Polish Re (which were not included in the first quarter of 2008). The $8.8 decrease in first quarter 2009 operating expenses (after excluding first quarter 2009 Advent and Polish Re operating expenses) related primarily to decreased operating expenses at Northbridge and Crum & Forster, partially offset by increased Runoff operating costs.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three months ended March 31, 2009 and 2008. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the consolidated group.

Quarter ended March 31, 2009

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	256.4	218.2	61.5	554.9	297.9	1,388.9	1.0	—	(42.4)	—	1,347.5
Net premiums written	187.7	180.3	28.6	479.0	240.4	1,116.0	—	—	—	—	1,116.0
Net premiums earned	228.8	207.4	22.4	470.0	191.7	1,120.3	0.2	—	—	—	1,120.5
Underwriting profit (loss)	(4.1)	0.4	1.8	16.3	0.7	15.1	—	—	—	—	15.1
Interest and dividends	22.5	32.1	5.4	69.6	9.9	139.5	—	—	—	—	139.5
Operating income before:	18.4	32.5	7.2	85.9	10.6	154.6	—	—	—	—	154.6
Net gains (losses) on investments	(31.6)	16.1	4.0	(10.8)	(11.7)	(34.0)	(6.4)	—	(0.6)	—	(41.0)
Runoff operating loss	—	—	—	—	—	—	(19.5)	—	—	—	(19.5)
Other(1)	—	—	—	—	—	—	—	5.7	—	—	5.7
Interest expense	—	(6.9)	—	(8.1)	(1.5)	(16.5)	—	(0.5)	—	(21.6)	(38.6)
Corporate overhead and other	(6.3)	(0.8)	(1.4)	(3.3)	(1.4)	(13.2)	—	—	—	(118.5)	(131.7)
Pre-tax income (loss)	(19.5)	40.9	9.8	63.7	(4.0)	90.9	(25.9)	5.2	(0.6)	(140.1)	(70.5)
Recovery of income taxes											30.9
Non-controlling interests											(20.8)
Net loss											(60.4)

Quarter ended March 31, 2008

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	333.3	282.6	32.3	577.6	30.8	1,256.6	(0.1)	—	(36.4)	—	1,220.1
Net premiums written	256.0	244.7	14.4	517.8	30.8	1,063.7	0.3	—	—	—	1,064.0
Net premiums earned	279.9	271.8	16.6	511.4	35.6	1,115.3	2.6	—	—	—	1,117.9
Underwriting profit (loss)	10.1	(22.7)	3.0	7.8	4.6	2.8	—	—	—	—	2.8
Interest and dividends	29.9	15.7	3.4	72.1	7.8	128.9	—	—	—	—	128.9
Operating income (loss) before:	40.0	(7.0)	6.4	79.9	12.4	131.7	—	—	—	—	131.7
Net gains (losses) on investments	122.6	198.2	(3.4)	318.6	4.1	640.1	172.3	—	(3.1)	—	809.3
Runoff operating loss	—	—	—	—	—	—	(1.3)	—	—	—	(1.3)
Interest expense	—	(7.0)	—	(9.0)	—	(16.0)	—	—	—	(25.2)	(41.2)
Corporate overhead and other	(4.3)	(2.1)	(1.1)	(4.1)	—	(11.6)	—	—	—	264.6	253.0
Pre-tax income (loss)	158.3	182.1	1.9	385.4	16.5	744.2	171.0	—	(3.1)	239.4	1,151.5
Provision for income taxes											(380.1)
Non-controlling interests											(139.6)
Net earnings											631.8

(1)	Other comprises the pre-tax income of the Ridley animal nutrition business.

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the three months ended March 31, 2009 and 2008.

Canadian Insurance – Northbridge

	First quarter
	2009	2008
Underwriting profit (loss)	(4.1)	10.1
Combined ratio	101.8%	96.4%
Gross premiums written	256.4	333.3
Net premiums written	187.7	256.0
Net premiums earned	228.8	279.9
Underwriting profit (loss)	(4.1)	10.1
Interest and dividends	22.5	29.9
Operating income	18.4	40.0
Net gains (losses) on investments	(31.6)	122.6
Pre-tax income (loss) before interest and other	(13.2)	162.6

In the first quarter of 2009 Northbridge reported an underwriting loss of $4.1 and a combined ratio of 101.8% compared to underwriting profit of $10.1 and a combined ratio of 96.4% in the first quarter of 2008. The decline in 2009 underwriting results generally reflected the continuing deterioration in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers. First quarter 2009 underwriting results included the benefit of 2.4 combined ratio points ($5.5) of net favourable development of prior years’ reserves, compared to net favourable development of prior years’ reserves of 3.1 combined ratio points ($8.7) in the first quarter of 2008. Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a 4.4% decline in gross premiums written during the first quarter of 2009 in Canadian dollar terms compared to the first quarter of 2008. Net premiums written decreased 8.9% in Canadian dollar terms. Current period catastrophe losses did not materially impact either first quarter 2009 or first quarter 2008 underwriting results.

Net losses on investments in the first quarter of 2009 of $31.6 (compared to net gains of $122.6 in the first quarter of 2008) primarily reflected the inclusion of $54.7 of other than temporary impairments recorded on common stock and bond investments, partially offset by $8.4 of net gains related to credit default swaps, $8.5 of net gains on other derivatives and $5.5 of net gains on bonds. Net gains of $122.6 in the first quarter of 2008 included net gains of $83.3 related to credit default swaps, $33.5 of net gains on short equity and equity index positions, $6.8 of net gains on bonds, and $2.9 of net gains on common stocks. A year-over-year decrease in interest and dividends of $7.4, primarily as a result of lower year-over-year short term interest rates, and the deterioration in underwriting results, in addition to the impact of the net investment losses, contributed to a pre-tax loss before interest and other of $13.2 in the first quarter of 2009, compared to pre-tax income before interest and other of $162.6 in the first quarter of 2008.

Cash used in operating activities in the first quarter of 2009 was $105.3 compared to cash used in operating activities of $30.6 in the first quarter of 2008, with the change primarily due to reduced underwriting cash flows and decreased investment income. Cash provided by investing activities increased in the first quarter of 2009 compared to the first quarter of 2008, reflecting greater net purchases of investment securities in 2008. Increased cash used in financing activities in the first quarter of 2009 compared to the first quarter of 2008 primarily reflected the common share repurchases by Northbridge in 2009 related to the completion of the going private transaction as described in note 4 to the consolidated financial statements.

U.S. Insurance – Crum & Forster(1)

	First quarter
	2009	2008
Underwriting profit (loss)	0.4	(22.7)
Combined ratio	99.8%	108.3%
Gross premiums written	218.2	282.6
Net premiums written	180.3	244.7
Net premiums earned	207.4	271.8
Underwriting profit (loss)	0.4	(22.7)
Interest and dividends	32.1	15.7
Operating income (loss)	32.5	(7.0)
Net gains on investments	16.1	198.2
Pre-tax income before interest and other	48.6	191.2

(1) These results differ from those published by Crum & Forster Holdings Corp. primarily due to differences between Canadian and US GAAP.

Crum & Forster reported an underwriting profit of $0.4 and a combined ratio of 99.8% in the first quarter of 2009 compared to an underwriting loss of $22.7 and a combined ratio of 108.3% in the first quarter of 2008. The first quarter 2009 results generally reflected the continuing challenging conditions in commercial lines markets. First quarter 2009 underwriting results included the benefit of 3.5 combined ratio points ($7.2) of net favourable development of prior years’ reserves, principally in workers’ compensation and specialty lines. Competitive market conditions and a $25.5 pre-tax charge related to the settlement of an asbestos-related lawsuit contributed to unfavourable underwriting results for Crum & Forster in the first quarter of 2008, and produced an underwriting loss of $22.7 and a combined ratio of 108.3%. The first quarter 2008 results included net unfavourable prior years’ reserve development of 6.3 combined ratio points ($17.2, comprised of the $25.5 pre-tax charge related to the lawsuit settlement and 3.1 combined ratio points of net favourable development of prior years’ reserves, primarily in standard casualty and property lines). There were no significant catastrophe losses in the first quarter 2009 underwriting results. Catastrophe losses of $2.8 primarily related to hail, tornadoes and windstorms in the midwest, south and southeast added 1.0 combined ratio point to first quarter 2008 underwriting results.

Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, partially offset by growth in accident and health and certain other specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 22.8% and 26.3% respectively for the first quarter of 2009 compared to the first quarter of 2008. Net premiums earned decreased by 23.7% in the first quarter of 2009 compared to the first quarter of 2008.

The year-over-year improvement in first quarter underwriting profit and a 104.5% increase in interest and dividend income were offset by a decrease in first quarter net investment gains relative to the significant net investment gains in the first quarter of 2008. Net gains on investments of $16.1 included $34.2 of net gains on bonds, $33.5 of net gains related to credit default swaps and $4.9 of net gains on common stocks, partially offset by $49.5 of other than temporary impairments recorded on common stock and bond investments and $6.7 of net losses related to foreign currency. Net gains on investments in the first quarter of 2008 of $198.2 primarily included $151.4 of net gains related to credit default swaps, $74.0 of net gains related to short equity and equity index positions and $12.1 of net gains on bonds, partially offset by $40.9 of other than temporary impairments recorded on common stock and bond investments. As a result, Crum & Forster’s pre-tax income before interest and other declined to $48.6 in the first quarter of 2009 from $191.2 in the first quarter of 2008.

Cash used in operating activities in the first quarter of 2009 was $207.2 compared to cash provided by operating activities of $24.4 in the first quarter of 2008, with the decrease primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008), higher net paid losses and lower premium collections (related to the decline in written premiums). Higher net sales of short term investments to fund increased income tax and claims payments resulted in increased cash provided by investing activities of $349.1 in the first quarter of 2009 compared to $11.6 of cash used in investing activities in the first quarter of 2008. There was no cash used in financing activities in the first quarter of 2009 compared to $80.0 of cash used in financing activities in the first quarter of 2008, representing dividends paid to Fairfax.

For more information on Crum & Forster’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Fairfax Asia

	First quarter
	2009	2008
Underwriting profit	1.8	3.0
Combined ratio	92.2%	82.1%
Gross premiums written	61.5	32.3
Net premiums written	28.6	14.4
Net premiums earned	22.4	16.6
Underwriting profit	1.8	3.0
Interest and dividends	5.4	3.4
Operating income	7.2	6.4
Net gains (losses) on investments	4.0	(3.4)
Pre-tax income before interest and other	11.2	3.0

Underwriting results for Fairfax Asia in the first quarter of 2009 featured an underwriting profit of $1.8 and a combined ratio of 92.2%, compared to underwriting profit of $3.0 and a combined ratio of 82.1% in the first quarter of 2008, in both years reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The 2009 first quarter results included 7.5 combined ratio points ($1.7) attributable to net adverse development of prior years’ reserves, primarily related to workers’ compensation and marine hull lines at First Capital (compared to 2.6 combined ratio points ($0.4) of net adverse development of prior years’ reserves in the first quarter of 2008). In the first quarter of 2009, increased commercial motor business written by First Capital and a modest increase in premiums written by Falcon resulted in a 90.4% increase in gross premiums written and a 98.6% increase in net premiums written. Increased net gains on investments and interest and dividend income, partially offset by reduced underwriting profit in the first quarter of 2009 compared to the first quarter of 2008, resulted in increased pre-tax income before interest and other of $11.2 in 2009 compared to pre-tax income before interest and other of $3.0 in 2008.

Reinsurance – OdysseyRe(1)

	First quarter
	2009	2008
Underwriting profit	16.3	7.8
Combined ratio	96.5%	98.5%
Gross premiums written	554.9	577.6
Net premiums written	479.0	517.8
Net premiums earned	470.0	511.4
Underwriting profit	16.3	7.8
Interest and dividends	69.6	72.1
Operating income	85.9	79.9
Net gains (losses) on investments	(10.8)	318.6
Pre-tax income before interest and other	75.1	398.5

(1) These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

In the first quarter of 2009, OdysseyRe reported an underwriting profit of $16.3 and a combined ratio of 96.5%, compared to an underwriting profit of $7.8 and a combined ratio of 98.5% in the first quarter of 2008. The 2009 first quarter combined ratio included 9.2 combined ratio points ($42.7) related to current period catastrophe losses (net of reinstatement premiums), principally related to Hurricane Klaus in Europe. The 2008 first quarter combined ratio included 7.2 combined ratio points ($36.6) related to current period catastrophe losses (net of reinstatement premiums), primarily related to windstorm Emma in central Europe, the southern China snowstorms and flood losses in eastern Australia. First quarter 2009 underwriting results were favourably impacted by 2.5 combined ratio points ($11.8) of net favourable prior period reserve development, comprised of net favourable development of non-catastrophe reserves at all operating divisions, partially offset by $10.5 (net of reinstatement premiums) of strengthening of reserves for 2008 hurricane losses. First quarter 2008 underwriting results included the benefit of 0.5 combined ratio points ($2.3) of prior period reserve development, principally comprised of net favourable reserve development in the London Market and U.S. Insurance divisions, partially offset by net adverse development in the Americas and EuroAsia divisions.

OdysseyRe continued to experience broad competitive pressures in the first quarter of 2009 in the global reinsurance and insurance markets in which its divisions compete. Gross premiums written in the first quarter of 2009 decreased 3.9% to $554.9 from $577.6 in the first quarter of 2008, and included decreases of 27.8% in the London Market division and 2.0% in the U.S. Insurance division, partially offset by a 3.0% increase in the Americas division and a 1.5% increase in the EuroAsia division. Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the strengthening of the U.S. dollar. Net premiums written during the quarter declined 7.5% to $479.0 from $517.8 in the first quarter of 2008, reflecting increased utilization of reinsurance in the London Market and U.S. Insurance divisions, and net premiums earned decreased 8.1% to $470.0 from $511.4 in the first quarter of 2008.

Interest and dividend income in the first quarter of 2009 declined 3.5% compared to the first quarter of 2008, reflecting the effects of a decrease in the investment portfolio and lower short term interest rates year-over-year, partially offset by the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and the first quarter of 2009 with the proceeds of the sale of lower yielding government debt securities. On a quarter-over-quarter basis, interest and dividend income in the first quarter of 2009 increased 11.4% relative to the fourth quarter of 2008. OdysseyRe had net investment losses of $10.8 in the first quarter of 2009 (including $73.1 of other than temporary impairments recorded on common stock and bond investments and $16.7 of net losses related to foreign exchange, partially offset by $73.5 of net gains on bonds and $4.1 of net gains related to credit default swaps) compared to net investment gains of $318.6 in the first quarter of 2008 (including $165.3 of net gains related to credit default swaps, $92.3 of net gains related to short equity and equity index positions, $75.1 of net gains on bonds, $21.2 of net gains related to foreign exchange and $5.8 of net gains on common stocks, partially offset by $40.9 of other than temporary impairments recorded on common stock and bond investments). The declines in interest and dividend income and net gains on investments, partially offset by increased underwriting profit, resulted in decreased pre-tax income before interest and other of $75.1 in the first quarter of 2009 compared to $398.5 in the first quarter of 2008.

Cash used in operating activities in the first quarter of 2009 was $75.4 compared to $108.3 of cash provided by operating activities in the first quarter of 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008), decreased investment income and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Cash used in investing activities of $180.5 in the first quarter of 2009 increased from $121.5 in the first quarter of 2008, primarily reflecting greater net purchases of investment securities (principally bonds). Cash used in financing activities in the first quarter of 2009 declined to $25.0 from $87.3 in the first quarter of 2008, reflecting decreased repurchases by OdysseyRe of its common shares.

For more information on OdysseyRe’s results, please see its first quarter report on Form 10-Q which will be posted on its website www.odysseyre.com.

Reinsurance – Other

For the quarters ended March 31, 2009 and 2008

	2009					2008
	Group Re	Advent(1)	Polish Re	Intercompany	Total	Group Re
Underwriting profit (loss)	(3.6)	3.1	1.2	—	0.7	4.6
Combined ratio	107.0%	97.5%	91.1%	—	99.6%	87.0%
Gross premiums written	67.4	227.5	22.3	(19.3)	297.9	30.8
Net premiums written	67.4	151.2	21.8	—	240.4	30.8
Net premiums earned	51.1	127.0	13.6	—	191.7	35.6
Underwriting profit (loss)	(3.6)	3.1	1.2	—	0.7	4.6
Interest and dividends	3.3	4.7	1.9	—	9.9	7.8
Operating income (loss)	(0.3)	7.8	3.1	—	10.6	12.4
Net gains (losses) on investments	(8.2)	(2.2)	(1.3)	—	(11.7)	4.1
Pre-tax income (loss) before interest and other	(8.5)	5.6	1.8	—	(1.1)	16.5

(1) These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union.

In the third and fourth quarter of 2008, the company increased its investment in 66.7%-owned Advent and commenced consolidation of Advent’s assets and liabilities and results of operations. In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting (see note 4 to the consolidated financial statements).

In the first quarter of 2009, the Reinsurance – Other segment produced a combined ratio of 99.6% and an underwriting profit of $0.7, compared to Group Re’s combined ratio of 87.0% and an underwriting profit of $4.6 in the first quarter of 2008. First quarter 2009 underwriting results included 2.4 combined ratio points ($4.5) of net unfavourable development of prior years’ reserves at Group Re, Advent and Polish Re. Group Re’s $2.1 of adverse reserve development contributed to its 107.0% combined ratio in the first quarter of 2009 and arose primarily from 2002 and prior years’ claims from Northbridge. Advent’s $2.1 of adverse reserve development in the first quarter of 2009 included the impact of increased losses related to Hurricanes Ike and Gustav. The first quarter of 2009 included current period catastrophe losses of 1.5 combined ratio points ($2.9), related to Advent’s property catastrophe reinsurance business.

Gross premiums written and net premiums written in the first quarter of 2009 by the Reinsurance – Other segment compared to the first quarter of 2008 increased significantly as a result of the consolidation of Advent and Polish Re. Advent’s net premiums written (as well as its net premiums earned and net claims incurred) included $84.9 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330 and an increase in Syndicate 3330 capacity from approximately 45% to 100% and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in the first quarter of 2009 included $19.3 related to a new quota share contract with Advent (40% of Advent’s property reinsurance business) and $7.0 related to new third party reinsurance contracts. Net losses on investments in the first quarter of 2009, principally other than temporary impairments recorded on common stock and bond investments, partially offset by a modest underwriting profit and increased interest and dividend income, produced a pre-tax loss before interest and other of $1.1 compared to pre-tax income before interest and other of $16.5 in the first quarter of 2008.

For more information on Advent’s results, please see its first quarter report which will be posted on its website www.adventgroup.co.uk.

Runoff

	First quarter
	2009	2008
Gross premiums written	1.0	(0.1)
Net premiums written	—	0.3
Net premiums earned	0.2	2.6
Losses on claims	(2.4)	(6.1)
Operating expenses	(30.1)	(21.2)
Interest and dividends	12.8	23.4
Operating loss	(19.5)	(1.3)
Net gains (losses) on investments	(6.4)	172.3
Pre-tax income (loss) before interest and other	(25.9)	171.0

The Runoff segment reported a pre-tax loss of $25.9 in the first quarter of 2009, reflecting an operating loss of $19.5 and net losses on investments of $6.4 (principally comprised of $11.9 of other than temporary impairment charges recorded on common stock investments, partially offset by $4.6 of net gains on bonds). First quarter 2008 net gains on investments of $172.3 were principally comprised of net gains related to credit default swaps of $143.2, net gains of $25.1 related to short equity and equity index positions, $4.9 of net gains on bonds and $4.8 of net gains on common stocks, partially offset by $5.7 of other than temporary impairments recorded on common stock and bond investments. Increased operating expenses (primarily increased fees of third party claims administrators, taxes and commissions) and a decline in interest and dividend income, partially offset by lower incurred losses on claims, resulted in an increased operating loss of $19.5 in the first quarter of 2009 compared to an operating loss of $1.3 in the first quarter of 2008.

Other

	First quarter
	2009	2008
Revenue	140.8	—
Expenses	(135.1)	—
Pre-tax income before interest and other	5.7	—
Interest expense	(0.5)	—
Pre-tax income	5.2	—

The Other business segment comprises the animal nutrition business (Ridley).

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley. Effective November 4, 2008, Ridley’s assets and liabilities and results of operations have been included in the company’s consolidated financial reporting. Ridley’s financial results in the first quarter of 2009 reflect a continuation of a favourable product mix, strong unit margins and growth in specialty products. Ridley is one of North America’s leading commercial animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the first quarter of 2009 decreased 5.0% to $171.1 from $180.1 in the first quarter of 2008, primarily due to the effects of lower year-over-year short term interest rates and a $0.4 billion decrease in the average investment portfolio in the first quarter of 2009 compared to the first quarter of 2008, partially offset by the inclusion of Advent and Polish Re in the first quarter of 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and the first quarter of 2009 with the proceeds of sale of lower yielding government debt securities. On a quarter-over-quarter basis, interest and dividend income increased 17.2%, primarily as a result of the aforementioned purchases of higher yielding debt securities and sales of lower yielding government debt securities. Interest income after tax increased significantly in the first quarter of 2009 compared to the first quarter of 2008, reflecting holdings of tax advantaged bonds of $4,362.0 as at March 31, 2009 compared to $191.4 as at March 31, 2008.

Consolidated net losses on investments in the first quarter of 2009 of $153.0 included $213.0 of other than temporary impairments recorded on common stock and bond investments, $66.6 of net losses related to equity total return swaps, $41.8 of net losses on common stocks, and net losses of $24.8 related to foreign exchange, partially offset by $122.2 of net gains on bonds, $56.4 of net gains related to credit default swaps and $11.5 of net gains on other derivatives. Consolidated net gains on investments of $1,072.5 in the first quarter of 2008 included $685.2 of net gains related to credit default swaps, $349.5 of net gains related to short equity and equity index positions, $101.2 of net gains on bonds, $18.8 of net gains related to foreign exchange and $14.3 of net gains on common stocks, partially offset by $94.1 of other than temporary impairments recorded on common stocks, preferred stocks and bonds.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

As of March 31, 2009, the company owned $5.68 billion notional amount of credit default swaps with an average term to maturity of 3.1 years, an original cost of $116.0 and a fair value of $246.4. During the first quarter of 2009, the company sold $2.90 billion (2008 – $3.83 billion) notional amount of credit default swaps for proceeds of $223.0 (2008 – $885.0) and recorded net gains on sale of $46.3 (2008 – $230.5) and net mark-to-market gains of $10.1 (2008 – $454.7).

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of March 31, 2009. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	Notional amount	Original acquisition cost	Sale proceeds		Excess of sale proceeds over original acquisition cost
FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
Q1 2009	2,902.6	45.5	223.0		177.5
Cumulative sales since inception	15,497.9	317.0	2,471.0		2,154.0
Remaining credit default swap positions at March 31, 2009	5,679.5	116.0	246.4	(1)	130.4	(2)
Cumulative realized and unrealized from inception	21,177.4	433.0	2,717.4		2,284.4

(1)	Market value as of March 31, 2009.

(2)	Unrealized gain (measured using original acquisition cost) as of March 31, 2009.

The company has sold $15.50 billion notional amount of credit default swaps since inception with an original acquisition cost of $317.0 for cash proceeds of $2.47 billion and a cumulative gain (measured using original acquisition cost) of $2.15 billion. As of March 31, 2009, the remaining $5.68 billion notional amount of credit default swaps had a market value of $246.4 and an original acquisition cost of $116.0, representing an unrealized gain (measured using original acquisition cost) of $130.4.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Consolidated interest expense decreased to $38.6 in the first quarter of 2009 from $41.2 in the first quarter of 2008, principally due to significant year-over-year reductions in debt at the holding company and subsidiaries, partially offset by additional interest expense as a result of the consolidation of Advent and Ridley. Consolidated interest expense is comprised of the following:

	First quarter
	2009	2008
Fairfax	21.6	23.0
Crum & Forster	6.9	7.0
OdysseyRe	8.1	9.0
Advent	1.5	—
Ridley	0.5	—
Cunningham Lindsey	—	2.2
	38.6	41.2

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains (losses) on investments, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	First quarter
	2009	2008
Fairfax corporate overhead	25.3	26.4
Subsidiary holding companies corporate overhead	13.2	11.6
Holding company interest and dividends	(7.9)	(14.1)
Holding company net (gains) losses on investments	112.0	(263.2)
Investment management and administration fees	(10.9)	(13.7)
	131.7	(253.0)

Fairfax corporate overhead expense in the first quarter of 2009 decreased to $25.3 from $26.4 in the first quarter of 2008. Subsidiary holding companies corporate overhead expense in the first quarter of 2009 increased to $13.2 from $11.6 in the first quarter of 2008, primarily due to increased compensation expense. Net losses on investments at the holding company of $112.0 in the first quarter of 2009 (2008 – net gains of $263.2) included $66.6 of net losses on equity total return swaps, $49.1 of net losses on common stocks, $10.7 of other than temporary impairments recorded on common stock and bond investments and $6.6 of net losses related to foreign currency, partially offset by $8.9 of net gains related to credit default swaps and $6.3 of net gains on bonds and other derivative securities. Net gains on investments at the holding company of $263.2 in the first quarter of 2008 included $141.1 of net gains related to credit default swaps and $124.7 of net gains related to short equity and equity index positions, partially offset by $6.6 of other than temporary impairments recorded on common stock and bond investments.

The effective income tax rate of 43.8% implicit in the $30.9 recovery of income taxes in the first quarter of 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities). The effective income tax rate of 33.0% implicit in the $380.1 provision for income taxes in the first quarter of 2008 was comparable to the company’s statutory income tax rate of 33.5%.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	First quarter
	2009	2008
OdysseyRe	17.1	97.8
Northbridge	2.7	41.8
Advent	(0.1)	—
Ridley	1.1	—
	20.8	139.6

During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 4 to the consolidated financial statements). Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first quarter of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7%. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 0.2% acquired in the first quarter of 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

Financial Condition

Holding company cash, short term investments and marketable securities at March 31, 2009 totalled $861.6 ($786.4 net of $75.2 of holding company short sale and derivative obligations), compared to $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations). Significant movements at the Fairfax holding company level during the first quarter of 2009 included the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge (as described in note 4), the payment of $162.9 (Cdn$210.0) in corporate income taxes, the payment of $142.5 of common and preferred share dividends, the receipt of $138.4 in cash dividends from subsidiaries, the $57.0 cash consideration paid to acquire Polish Re, the additional investment of $49.0 in Cunningham Lindsey Group Limited (in conjunction with that company’s acquisition of the international business of GAB Robins), and the repayment at maturity of $12.8 of the company’s 6.15% secured loan. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $1,914.1 to $3,594.4 at March 31, 2009 from $5,508.5 at December 31, 2008, with the decrease primarily related to additional investments in bonds, common stocks and other investments and cash used for corporate income tax payments and to complete the privatization of Northbridge.

Consolidated cash resources decreased by $872.6 during the first quarter of 2009, reflecting $608.6 of cash used in operating activities, $58.5 of net cash used in investing activities, including the company’s privatization of Northbridge and the company’s acquisition of Polish Re (as described in note 4), and $165.8 of cash used in financing activities, including the payment of the company’s $140.8 dividend on its common shares. Consolidated cash resources decreased by $3.6 in the first quarter of 2008, primarily as a result of $223.3 of net cash used in financing activities including the payment of common share dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common shares, partially offset by $171.7 of net cash provided by investing activities as a result of greater net sales of investment securities.

The net $87.7 decline in recoverable from reinsurers to $4,146.5 at March 31, 2009 from $4,234.2 at December 31, 2008 related primarily to reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, recoveries from reinsurers of ceded losses related to 2008 hurricanes, and continued progress by the runoff operations, partially offset by increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of Polish Re. The net $124.0 decrease in provision for claims to $14,604.4 at March 31, 2009 from $14,728.4 at December 31, 2008 related primarily to continued progress by the runoff operations, claims payments related to 2008 hurricanes, and reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and competitive market conditions, partially offset by the consolidation of Polish Re.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at March 31, 2009, these latter primarily included the company’s investments in ICICI Lombard and International Coal Group and the company’s interest in the operating companies of Cunningham Lindsey), the aggregate carrying value of which was $17,154.7 at March 31, 2009 ($17,141.3 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2008 of $18,415.0 ($18,394.8 net of subsidiary short sale and derivative obligations). The net $1,253.5 decrease in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at March 31, 2009 compared to December 31, 2008 primarily reflected the significant net investment losses recorded in the first quarter of 2009 (including subsidiary other than temporary impairment charges recorded on common stock and bond investments of $202.3, and an increase of $418.4 in the net unrealized losses on available for sale investments in the first quarter of 2009 as a result of the declines in global equity and credit markets), $413.8 of subsidiary corporate income tax payments (substantially related to significant investment gains realized in 2008) and $172.4 paid by Northbridge to complete its privatization. Major changes to portfolio investments in the first quarter of 2009 included a net increase of $0.8 billion in bonds, a net decrease in cash and short term investments (principally U.S. Treasury securities) of $1.9 billion and a net decrease of $0.2 billion in common stocks. The unrecorded excess of fair value over the carrying value of investments carried at equity was $277.6 at March 31, 2009 ($356.0 at December 31, 2008).

Subsequent to March 31, 2009, global equity markets and credit markets have broadly improved, and many of the company’s investments have appreciated in value, some by significant amounts. As at April 24, 2009, the market value of the company’s investments had appreciated by an amount in excess of $900 from the market value at March 31, 2009, with the value of equities and equity-related securities having appreciated in excess of $700 and the value of debt securities having appreciated in excess of $200. Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Future income tax assets increased by $182.3 to $881.7 during the first quarter of 2009, the increase being primarily attributable to the increase in deferred taxes related to unrealized losses on investments, partially offset by the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable decreased by $537.3 to $119.0 during the first quarter of 2009, principally reflecting significant income tax payments made and decreased taxable income generated in the first quarter of 2009.

Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk. The company’s framework to monitor, evaluate and manage these risks is consistent with that in place as at December 31, 2008 (as disclosed in note 18 to the consolidated financial statements in the company’s 2008 Annual Report).

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There have been no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2009 compared to December 31, 2008.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverable and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps). There were no significant changes to the company’s exposure to credit risk at March 31, 2009 compared to December 31, 2008.

Subsidiary portfolio investments and holding company investments include $246.4 ($415.0 at December 31, 2008) at fair value of credit default swaps (with a remaining average life of approximately 3.1 years (3.3 years at December 31, 2008)) referenced to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at March 31, 2009, all of which consists of government securities, is $97.8 ($285.1 at December 31, 2008), $33.3 of which ($107.6 at December 31, 2008) the company has the right to sell or repledge, and $64.5 ($177.5 at December 31, 2008) of which the company does not have the right to sell or repledge.

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheets and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company incurs market risk principally in its investing activities but also in its underwriting activities to the extent those activities expose the company to foreign currency risk. There were no significant changes to the company’s exposure to interest rates and equity prices at March 31, 2009 compared to December 31, 2008 as the fixed income and equity components of the company’s investment portfolio have not changed by a material amount. The company’s exposure to foreign exchange risk was not materially different at March 31, 2009 compared to December 31, 2008.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders, debtholders and investment commitments. Key measures as at March 31, 2009 are outlined in the capital structure and financial ratios table below.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	March 31, 2009	December 31, 2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	786.4	1,555.0
Holding company debt	857.6	869.6
Subsidiary debt	905.6	910.2
Other long term obligations – holding company	186.3	187.7
Total debt	1,949.5	1,967.5
Net debt	1,163.1	412.5
Common shareholders’ equity	4,455.7	4,866.3
Preferred equity	102.5	102.5
Non-controlling interests	935.2	1,382.8
Total equity and non-controlling interests	5,493.4	6,351.6
Net debt/total equity and non-controlling interests	21.2%	6.5%
Net debt/net total capital(1)	17.5%	6.1%
Total debt/total capital(2)	26.2%	23.7%
Interest coverage(3)	n/a	16.4	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company debt (including other long term obligations) at March 31, 2009 declined by $13.4 to $1,043.9 from $1,057.3 at December 31, 2008, primarily reflecting the repayment at maturity of the outstanding $12.8 of its 6.15% secured loan.

Subsidiary debt at March 31, 2009 decreased by $4.6 to $905.6 from $910.2 at December 31, 2008, primarily reflecting a repayment by Ridley on its $20.0 secured revolving term loan facility.

At March 31, 2009 the company’s consolidated net debt/net total capital ratio increased to 17.5% from 6.1% at December 31, 2008. The increase related primarily to the effects of the decrease in holding company cash, short term investments and marketable securities (discussed in Financial Condition), the decrease in non-controlling interests (primarily resulting from the Northbridge privatization) and the decrease in shareholders’ equity (discussed below in this section), partially offset by the reductions in holding company and subsidiary debt. The consolidated total debt/total capital ratio increased to 26.2% from 23.7% at December 31, 2008. The increase related primarily to the effects of the decrease in non-controlling interests (primarily resulting from the Northbridge privatization) and the decrease in shareholders’ equity (discussed below in this section), partially offset by the reductions in holding company and subsidiary debt.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2009. In addition to these holding company resources, the holding company expects to continue to receive investment management and administrative fees, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. The holding company’s known significant obligations for the remainder of 2009 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and approximately $25.7 of purchase consideration payable.

Primarily as a result of the 2009 first quarter net loss, the effects of the company’s dividend payment on its common shares and reduced accumulated other comprehensive income (reflecting a net increase in unrealized losses on available for sale securities and unrealized foreign currency translation losses), shareholders’ equity at March 31, 2009 decreased by $410.6 to $4,558.2 from $4,968.8 at December 31, 2008. Common shareholders’ equity at March 31, 2009 was $4,455.7 or $254.95 per basic share (excluding the unrecorded $277.6 excess of fair value over the carrying value of investments carried at equity) compared to $278.28 per basic share (excluding the unrecorded $356.0 excess of fair value over the carrying value of investments carried at equity) at the end of 2008, representing a decrease per basic share in the first quarter of 2009 of 8.4% (without adjustment for the $8.00 per share dividend paid in the first quarter of 2009, or 5.5% adjusted to include that dividend). During the first quarter of 2009, the number of basic shares decreased primarily as a result of the company’s repurchase of 10,000 subordinate voting shares. At March 31, 2009 there were 17,476,877 common shares effectively outstanding.

Subsequent to March 31, 2009, global equity markets and credit markets have broadly improved, and many of the company’s investments have appreciated in value, some by significant amounts. As at April 24, 2009, the market value of the company’s investments had appreciated by an amount in excess of $900 from the market value at March 31, 2009, with the value of equities and equity-related securities having appreciated in excess of $700 and the value of debt securities having appreciated in excess of $200. This net appreciation in market value, after giving effect to adjustments for income taxes and non-controlling interests, would represent an increase in excess of $30.00 of common shareholders’ equity per basic share. Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Contractual Obligations

Details of the company’s material contractual obligations (including financial liabilities, credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short-term and long-term liquidity and capital resource needs are provided on page 149 of the company’s 2008 Annual Report. There were no significant changes to contractual obligations that were not in the ordinary course of business.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in 2008 that the use of International Financial Reporting Standards (“IFRS”) by publicly accountable enterprises will be required in 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences in recognition, measurement and disclosures that will need to be addressed.

The company has established a steering committee, a project team and working groups to review the adoption of and implement IFRS. The project team provides regular updates to management, the Steering Committee and the Audit Committee. An IFRS project kick-off meeting was held in November 2008 for the CFOs and IFRS project leaders of the company’s major operating groups. Education sessions have been, and will continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has substantially completed the Detailed Planning phase and is commencing its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company has reviewed current requirements under IFRS, has commenced the process of identifying potential measurement differences between IFRS and Canadian GAAP, and is considering accounting policy choices along with available first-time adopter implementation exemptions.

With a project of this scale and significance to the company’s financial reporting, the company is carefully assessing the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls. A significant amount of effort to adopt and comply with IFRS requirements is expected.

Throughout the project the company will continue to monitor discussion papers, exposure drafts and standards released by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee. The company will assess the impact of the proposed standards on its financial statements and disclosure as additional information becomes available. Due to anticipated changes in IFRS prior to the company’s transition, financial impacts cannot be reasonably determined at this time.

Based on initial assessments, the company has identified that the following areas may have the greatest potential impact on the company’s accounting: The Effects of Foreign Exchange on Debt Securities, Employee Benefits, Business Combinations and IFRS 4 Insurance Contracts Phase II (Exposure Draft to be issued in the second half of 2009 with the Standard currently scheduled for release in 2011).

A more detailed analysis and evaluation of the financial, information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases are expected to be completed in the current year.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure in note 13 of the company’s 2008 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 9 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure in note 13 of the company’s 2008 Annual Report. For a full description of this matter, please see “Lawsuits” in note 9 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Revenue	1,279.4	2,048.7	2,163.3	1,243.1	2,370.5	2,400.7	1,879.5	1,691.1
Net earnings (loss)	(60.4)	346.8	467.6	27.6	631.8	563.6	253.2	168.1
Net earnings (loss) per share	$(3.55)	$19.73	$25.40	$0.84	$34.72	$31.71	$14.12	$9.32
Net earnings (loss) per diluted share	$(3.55)	$19.62	$25.27	$0.84	$33.78	$30.15	$13.47	$8.92

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments (including significant gains related to credit default swaps in the fourth quarter of 2007 and during 2008, related to equity total return swaps in the third and fourth quarters of 2008, and related to other than temporary impairments recorded on investments in 2008 and in the first quarter of 2009), the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.